SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Joins International Biofuel
Development Group

São Paulo, November 16, 2009 – GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, has joined the Sustainable Aviation Fuel Users Group (SAFUG), which unites airlines and technology providers in a joint drive to accelerate the development of new, sustainable aviation fuels for commercial use.

Initially, the group is working on two preliminary sustainability research projects, one of which involves a comprehensive investigation into Jatropha curcas, as a sustainable fuel source, including its life cycle, CO2 emissions and the potential social or economic impact on growers in developing countries. The second project is taking an in-depth look at algae and the associated fuel production processes, to ensure they are in line with strict sustainability guidelines. Both Jatropha curcas and algae have the potential to become viable biomass aviation fuel sources. The group plans additional studies on other possible fuel sources in the future.

The initiative is a groundbreaking step for GOL. In addition to actively working to reduce greenhouse gas emissions, the Company is now also investing in reducing its future fuel costs. “This is a major opportunity for GOL to join a select group of aviation companies actively involved in controlling their own future, particularly around fuel and the entire fuel production process, including origin, sustainability and environmental impact,” says GOL’s Technical Vice President, Fernando Rockert de Magalhães.

In joining the group, GOL adopts the premise that any sustainable biofuel must have an equal or superior performance to that of kerosene, but with reduced CO2 emissions. Additionally, the group stipulates that new biofuels can only be produced from renewable sources that minimize the impact on biodiversity and do not compete with food production or the production of drinking water. SAFUG also requires that the development of new crops for biofuel production should bring social and economic benefits to the communities involved.

Among the affiliates of the SAFUG program and a supporter of the initiative is Boeing Commercial Airplanes (BCA), which manufactures and provides equipment for GOL’s standardized fleet of Boeing 737-700 and 800 NGs. The company will provide technical support for the development of the new fuels. “Our top priority is to carry out and conclude research into sustainable fuel sources. This includes research into plants as well as their cultivation, harvesting and economic impact, all of which can help us achieve our goal,” affirmed Billy Glover, BCA’s Managing Director for Environmental Strategy.

Other global airline partners supporting sustainable fuels are Air France, Air New Zealand, ANA (All Nippon Airways), Cargolux, Gulf Air, Japan Airlines, KLM, SAS and Virgin Atlantic Airways.

CONTACT:	About GOL Linhas Aéreas Inteligentes S.A.

Investor Relations	GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the largest low-cost and low-fare airline in Latin America, offers around 800 daily flights to 49 destinations that connect all the important cities in Brazil and ten major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting- edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VOE FÁCIL brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.
Leonardo Pereira - IRO
Rodrigo Alves – Head of IR
Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ir
Twitter : www.twitter.com/GOLInvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter : www.twitter.com/GOLcomunicacao

Media Relations
Edelman (U.S and Europe):
M. Smith and N. Dean
Phone.: 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com or
noelle.dean@edelman.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.